Exhibit 99.1

Fuwei Films Announces Second Quarter and First

Half 2019 Unaudited Financial Results

-Teleconference to be held on Friday, August 23, 2019 at 9:00 am EDT-

BEIJING, August 22, 2019 - Fuwei Films (Holdings) Co., Ltd. (Nasdaq: FFHL) (“Fuwei Films” or the “Company”), a manufacturer and distributor of high-quality BOPET plastic films in China, today announced its unaudited financial results for the three-month and six-month periods ended June 30, 2019.

Second Quarter 2019 Financial Highlights

●	Net sales were RMB88.1 million (US$12.8 million), 10.7% higher compared to RMB79.6 million during the same period in 2018.
●	Sales of specialty films were RMB42.0 million (US$6.1 million) or 47.6% of our total revenues, 36.8% higher compared to RMB30.7 million in the same period of 2018.
●	Overseas sales were RMB14.3 million (US$2.1 million), or 16.3% of total revenues.

●	Our gross profit was RMB18.6 million (US$2.7 million), 173.5% higher compared to RMB6.8 million during the same period in 2018.

●	Gross margin was 21.1%, compared to 8.5% during the same period in 2018.

●	Net profit attributable to the company was RMB1.0 million, compared to net loss of RMB8.7 million during the same period in 2018.

First Six Months 2019 Financial Highlights

●	Net sales were RMB169.2 million (US$24.6 million), 8.1% higher compared to RMB156.5 million in the same period in 2018.
●	Sales of specialty films were RMB74.2 million (US$10.8 million) or 43.8% of our total revenues, 16.5% higher compared to RMB63.7 million or 40.7% in the same period of 2018.
●	Overseas sales were RMB30.6 million (US$4.5 million), or 18.1% of total revenues.
●	Gross profit was RMB31.0 million (US$4.5 million), 90.2% higher compared to RMB16.3 million during the same period in 2018.

●	Gross margin was 18.3%, higher than 10.4% for the same period in 2018.

Mr. Zengyong Wang, Chairman and CEO of Fuwei Films, commented, “We are pleased to return to profitability after years of hard work and believe that the worst may be behind us. We believe the turnaround was a result of our commitment to differentiated product strategy and continuous R&D. Sales of specialty films continued to increase and accounted for 47.6% of total sales during the quarter compared to 38.6% last year. Meanwhile, we believe research and development is helping us launch new products and expand the end-user applications of our films. Looking ahead, the BOPET industry remains competitive as a result of higher supply. Nevertheless, we will continue to innovate, tackle overseas markets and execute differentiated product strategy to improve performance and capture opportunities.”

Financial Results for the Three Months Ended June 30, 2019

Net sales during the second quarter ended June 30, 2019 were RMB88.1 million (US$12.8 million), compared to RMB79.6 million during the same period in 2018, representing an increase of RMB8.5 million or 10.7%. The increase of average sales price caused an increase of RMB7.4 million and the sales volume increase caused an increase of RMB1.1 million.

In the second quarter of 2019, sales of specialty films were RMB42.0 million (US$6.1 million) or 47.6% of our total revenues as compared to RMB30.7 million or 38.6% in the same period of 2018, which was an increase of RMB11.3 million, or 36.8% as compared to the same period in 2018. The increase of average sales price caused an increase of RMB1.2 million and the increase in the sales volume caused an increase of RMB10.1 million. The increase was largely attributable to the increase in sales volume.

The following is a breakdown of commodity and specialty film sales (amounts in thousands):

	Three-Month Period Ended June 30, 2019		% of Total	Three-Month Period Ended June 30, 2018	% of Total
	RMB	US$		RMB
Stamping and transfer film	28,596	4,165	32.4%	29,428	37.0%
Printing film	8,512	1,240	9.7%	11,713	14.7%
Metallization film	1,938	282	2.2%	622	0.8%
Specialty film	41,958	6,112	47.6%	30,748	38.6%
Base film for other application	7,113	1,037	8.1%	7,088	8.9%

	88,117	12,836	100.0%	79,599	100.0%

Overseas sales were RMB14.3 million or US$2.1 million, or 16.3% of total revenues, compared with RMB16.6 million or 20.9% of total revenues in the second quarter of 2018. The increase of average sales price caused an increase of RMB0.8 million and the decrease in sales volume resulted in a decrease of RMB3.1 million.

The following is a breakdown of PRC domestic and overseas sales (amounts in thousands):

	Three-Month Period Ended June 30, 2019		% of Total	Three-Month Period Ended June 30, 2018	% of Total
	RMB	US$		RMB
Sales in China	73,777	10,747	83.7%	62,994	79.1%
Sales in other countries	14,340	2,089	16.3%	16,605	20.9%

	88,117	12,836	100.0%	79,599	100.0%

Our gross profit was RMB18.6 million (US$2.7 million) for the second quarter ended June 30, 2019, representing a gross profit rate of 21.1%, as compared to a gross profit rate of 8.5% for the same period in 2018. Correspondingly, gross margin increased by 12.6 percentage point compared to the same period in 2018. Our average product sales prices increased by 9.1% compared to the same period last year while the average cost of goods sold decreased by 5.9% compared to the same period last year. Consequently, it resulted in an increase in our gross profit.

Operating expenses for the second quarter ended June 30, 2019 were RMB15.0 million (US$2.2 million), as compared to RMB13.3 million for the same period in 2018.

Net profit attributable to the Company during the second quarter ended June 30, 2019 was RMB1.0 million (US$0.1 million) while net loss attributable to the Company was RMB8.7 million during the same period in 2018.

Financial Results for the Six Months Ended June 30, 2019

Net sales during the six-month period ended June 30, 2019 were RMB169.2 million (US$24.6 million), compared to RMB156.5 million in the same period in 2018, representing an increase of RMB12.7 million or 8.1%. The increase in average sales price caused an increase of RMB10.4 million and the increase in the sales volume caused an increase of RMB2.3 million.

In the six-month period ended June 30, 2019, sales of specialty films were RMB74.2 million (US$10.8 million) or 43.8% of our total revenues as compared to RMB63.7 million or 40.7% in the same period of 2018, which was an increase of RMB10.5 million, or 16.5% as compared to the same period in 2018. The increase in average sales price caused an increase of RMB3.4 million and the increase in the sales volume caused an increase of RMB7.1 million.

The following is a breakdown of commodity and specialty film sales (amounts in thousands):

	Six-Month Period Ended June 30, 2019		% of Total	Six-Month Period Ended June 30, 2018	% of Total
	RMB	US$		RMB
Stamping and transfer film	60,123	8,757	35.6%	60,281	38.6%
Printing film	20,732	3,020	12.3%	17,581	11.2%
Metallization film	2,614	381	1.5%	1,795	1.1%
Specialty film	74,154	10,802	43.8%	63,695	40.7%
Base film for other application	11,568	1,685	6.8%	13,174	8.4%

	169,191	24,645	100.0%	156,526	100.0%

Overseas sales during the six months ended June 30, 2019 were RMB30.6 million or US$4.5 million, or 18.1% of total revenues, compared with RMB27.6 million or 17.6% of total revenues in the same period in 2018. This was RMB3.0 million higher than the same period in 2018. The increase in sales volume resulted in an increase of RMB1.2 million and the increase in average sales price caused an increase of RMB1.8 million.

The following is a breakdown of PRC domestic and overseas sales (amounts in thousands):

	Six-Month Period Ended June 30, 2019		% of Total	Six-Month Period Ended June 30, 2018	% of Total
	RMB	US$		RMB
Sales in China	138,631	20,193	81.9%	128,922	82.4%
Sales in other countries	30,560	4,452	18.1%	27,604	17.6%

	169,191	24,645	100.0%	156,526	100.0%

Our gross profit was RMB31.0 million (US$4.5 million) for the first six months ended June 30, 2019, representing a gross margin rate of 18.3%, as compared to a gross margin rate of 10.4% for the same period in 2018. Our average product sales prices increased by 6.5% compared to the same period last year while the average cost of goods sold decreased by 2.9% compared to the same period last year. Consequently, it resulted in an increase in our gross margin.

Operating expenses for the six months ended June 30, 2019 were RMB28.5 million (US$4.2 million), compared to RMB29.2 million in the same period in 2018, which was RMB0.7 million or 2.4% lower than the same period in 2018. This decrease was mainly due to decreased allowances.

Net loss attributable to the Company during the first half of 2019 was RMB2.4 million (US$0.4 million) compared to net loss attributable to the Company of RMB16.9 million during the same period in 2018, representing a decrease of RMB14.5 million from the same period in 2018 due to the factors described above.

Cash, cash equivalent and restricted cash totaled RMB73.4 million or US$10.7 million as of June 30, 2019. Total shareholders’ equity was RMB194.4 million or US$28.3 million.

As of June 30, 2019, the Company had 3,265,837 basic and diluted total ordinary shares outstanding.

Conference Call Information

The Company will host a teleconference on Friday, August 23, 2019, at 9:00 a.m. ET / 9:00 p.m. Beijing time to discuss the financial results. To participate in the call, please dial +1-844-369-8770 in North America, or +1-862-298-0840 internationally, approximately 10 minutes prior to the scheduled start time.

A replay of the call can also be accessed via telephone by calling +1-877-481-4010 in North America, or +1-919-882-2331 internationally, and entering the following Conference ID: 52444. The replay will be available until September 23, 2019, at 9:00 a.m. ET.

About Fuwei Films

Fuwei Films develops, manufactures and distributes high-quality plastic films using the biaxial oriented stretch technique, also known as BOPET film. Fuwei's BOPET film is widely used to package food, medicine, cosmetics, tobacco, and alcohol, as well as in the imaging, electronics, and magnetic products industries.

Safe Harbor

This press release contains information that constitutes forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are subject to risks. Risk factors that could contribute to such differences include those matters more fully disclosed in the Company's reports filed with the U.S. Securities and Exchange Commission which, among other things, include the significant oversupply of BOPET films resulting from the rapid growth of the Chinese BOPET industry capacity, changes in the international market and trade barriers, especially the uncertainty of the antidumping investigation and imposition of an anti-dumping duty on imports of the BOPET films originating from the People’s Republic of China (“China”) conducted by certain countries; uncertainty around U.S.-China trade war and its effect on the Company’s operation, fluctuations of the RMB exchange rate, and our ability to obtain adequate financing for our planned capital expenditure requirements; uncertainty as to our ability to continuously develop new BOPET film products and keep up with changes in BOPET film technology; risks associated with possible defects and errors in our products; uncertainty as to our ability to protect and enforce our intellectual property rights; uncertainty as to our ability to attract and retain qualified executives and personnel; and uncertainty in acquiring raw materials on time and on acceptable terms, particularly in view of the volatility in the prices of petroleum products in recent years. The forward-looking information provided herein represents the Company's estimates as of the date of the press release, and subsequent events and developments may cause the Company's estimates to change. The Company specifically disclaims any obligation to update the forward-looking information in the future. Therefore, this forward-looking information should not be relied upon as representing the Company's estimates of its future financial performance as of any date subsequent to the date of this press release. Actual results of our operations may differ materially from information contained in the forward-looking statements as a result of the risk factors.

For more information, please contact:

In China:

Ms Xiaoli Yu

Investor Relations Officer

Phone: +86-133-615-59266

Email: fuweiIR@fuweifilms.com

In the U.S.:

Mr. Shiwei Yin
Investor Relations
Grayling
Phone: +1-646-284-9474
Email: shiwei.yin@grayling.com

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF JUNE 30, 2019 AND DECEMBER 31, 2018

(amounts in thousands except share and per share value)

(Unaudited)

	June 30, 2019		December 31, 2018
	RMB	US$	RMB
ASSETS
Current assets
Cash and cash equivalents	48,429	7,054	8,908
Restricted cash	24,990	3,640	38,000
Accounts and bills receivable, net	23,751	3,460	22,627
Inventories	24,273	3,536	24,675
Advance to suppliers	4,900	714	5,694
Prepayments and other receivables	1,184	172	1,068
Deferred tax assets - current	1,168	170	1,195
Total current assets	128,695	18,746	102,167

Property, plant and equipment, net	310,850	45,280	331,168
Construction in progress	283	41	366
Lease prepayments, net	16,029	2,335	16,296
Advance to suppliers - long term, net	1,542	225	1,542
Deferred tax assets - non current	3,073	448	3,143

Total assets	460,472	67,075	454,682

LIABILITIES AND EQUITY
Current liabilities
Short-term borrowings	64,950	9,461	64,950
Due to related parties	116,988	17,041	114,692
Accounts payables	22,441	3,269	20,750
Notes payable	49,980	7,280	48,000
Advance from customers	4,062	592	1,859
Accrued expenses and other payables	5,179	754	5,072
Total current liabilities	263,600	38,397	255,323

Deferred tax liabilities	2,464	359	2,528

Total liabilities	266,064	38,756	257,851

Equity
Shareholders’ equity
Registered capital (of US$0.519008 par value; 5,000,000 shares authorized; 3,265,837 issued and outstanding)	13,323	1,941	13,323
Additional paid-in capital	311,907	45,434	311,907
Statutory reserve	37,441	5,454	37,441
Accumulated deficit	(169,102)	(24,632)	(166,680)
Cumulative translation adjustment	839	122	840
Total shareholders’ equity	194,408	28,319	196,831
Total equity	194,408	28,319	196,831
Total liabilities and equity	460,472	67,075	454,682

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

FOR THE THREE- AND SIX-MONTH PERIODS ENDED JUNE 30, 2019 AND 2018

(amounts in thousands except share and per share value)

(Unaudited)

	The Three-Month Period Ended June 30,			The Six-Month Period Ended June 30,
	2019		2018	2019		2018
	RMB	US$	RMB	RMB	US$	RMB
Net sales	88,117	12,836	79,599	169,191	24,645	156,526
Cost of sales	69,488	10,122	72,803	138,158	20,125	140,239

Gross profit	18,629	2,714	6,796	31,033	4,520	16,287

Operating expenses
Selling expenses	3,537	515	3,395	6,501	947	6,365
Administrative expenses	11,453	1,668	9,916	22,030	3,209	22,792
Total operating expenses	14,990	2,183	13,311	28,531	4,156	29,157

Operating( loss) income	3,639	531	(6,515)	2,502	364	(12,870)

Other income (expense)
- Interest income	202	29	10	416	61	383
- Interest expense	(2,244)	(327)	(2,257)	(4,435)	(646)	(4,458)
- Others income (expense), net	(630)	(92)	282	(872)	(127)	45
Total other expenses	(2,672)	(390)	(1,965)	(4,891)	(712)	(4,030)

Income(loss) before provision for income taxes	967	141	(8,480)	(2,389)	(348)	(16,900)
Income tax benefit (expense)	(16)	(2)	(176)	(33)	(5)	34

Net (loss)income	951	139	(8,656)	(2,422)	(353)	(16,866)

Net (loss) income attributable to non-controlling interests	-	-	-	-	-	-
Net income (loss) attributable to the Company	951	139	(8,656)	(2,422)	(353)	(16,866)
Other comprehensive income (loss)
- Foreign currency translation adjustments attributable to non-controlling interest	-	-	-	-	-	-
- Foreign currency translation adjustments attributable to the Company	-	-	(36)	(1)	-	(2,077)

Comprehensive loss attributable to non-controlling interest	-	-	-	-	-	-
Comprehensive income(loss) attributable to the Company	951	139	(8,692)	(2,423)	(353)	(18,943)

Earnings (loss) per share, Basic and diluted	0.29	0.04	(2.65)	(0.74)	(0.11)	(5.16)
Weighted average number ordinary shares, Basic and diluted	3,265,837	3,265,837	3,265,837	3,265,837	3,265,837	3,265,837

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2019 AND 2018

(amounts in thousands except share and per share value)

(Unaudited)

	The Six-Month Period Ended June 30,
	2019		2018
	RMB	US$	RMB
Cash flow from operating activities
Net loss	(2,422)	(353)	(16,866)
Adjustments to reconcile net loss to net cash
used in operating activities

- Depreciation of property, plant and equipment	23,892	3,480	22,127
- Amortization of intangible assets	267	39	266
- Deferred income taxes	33	5	(36)
- Bad debt recovery	(903)	(132)	(70)
-Inventory provision	724	105	-
Changes in operating assets and liabilities
- Accounts and bills receivable	(222)	(32)	1,541
- Inventories	(323)	(47)	7,019
- Advance to suppliers	794	116	(1,356)
- Prepaid expenses and other current assets	(116)	(17)	(65)
- Accounts payable	1,692	247	5,463
- Accrued expenses and other payables	319	46	(27)
- Advance from customers	2,203	321	1,282
- Tax payable	(212)	(31)	1,216

Net cash provided by (used in) operating activities	25,726	3,747	20,494

Cash flow from investing activities
Purchases of property, plant and equipment	(3,574)	(521)	124
Restricted cash related to trade finance	-	-	-
Advanced to suppliers - non current	-	-	28
Amount change in construction in progress	83	12	(2,112)

Net cash provided by (used in) investing activities	(3,491)	(509)	(1,960)

Cash flow from financing activities
Principal payments of bank loans	-	-	-
Proceeds from (payment to) short-term bank loans	-	-	15,000
Proceeds from (payment to) related party	2,296	335	(38,160)
Change in notes payable	1,980	288	80

Net cash (used in) provided by financing activities	4,276	623	(23,080)

Effect of foreign exchange rate changes	-	10	(2,067)

Net increase in cash and cash equivalent	26,511	3,871	(6,613)

Cash and cash equivalent
At beginning of period	46,908	6,823	69,464
At end of period	73,419	10,694	62,851

SUPPLEMENTARY DISCLOSURE:
Interest paid	4,435	646	4,458

SUPPLEMENTARY SCHEDULE OF NONCASH INVESTING AND FINANCIAL ACTIVITIES:
Account payable for plant and equipment:	1,010	147	1,008